U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         Applied Capital Funding, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Colorado                                      84-1280679
-------------------------------              ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

 4155 East Jewell Avenue, Suite #909
          Denver, Colorado                                  80222
---------------------------------------                    --------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number, (303) 691-6163

Securities to be registered under Section 12(b) of the Act:

        Title of each class                       Name of each exchange on which
        to be so registered                       each class is to be registered
None
---------------------------------             ----------------------------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
        ------------------------------------------------------------
                                (Title of class)

                                     PART I

Alternative 3

Item 1. Description of Business.

     (a)  Business Development.

     Applied Capital Funding, Inc. (hereinafter referred to as the "Company"), was organized under the laws of the State of Colorado on September 26, 1994. The Company's executive offices are presently located at 4155 East Jewell Avenue, Suite #909, Denver, Colorado 80222, and its telephone number is (303) 691-6163.

     In August 1997, the Company received a total of $27,400 from the sale of 13,700,000 shares of common stock, no par value per share (hereinafter referred to as the "Common Stock"), to thirty-one residents of the State of Colorado in an offering conducted by the executive officers and directors of the Company pursuant to the exemptions from registration provided under Section 4(2) of the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and
Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (hereinafter referred to as the "Colorado Act"). Additionally, the Company received a total of $2,600 from the sale of an aggregate of 26 units, each unit consisting of 50,000 shares of Common Stock (an aggregate of 1,300,000 shares), to Colorado residents and non-resident foreign nationals pursuant to an offering conducted by the Company's executive officers and directors during the period from August 1 through September 10, 1997. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act.

     (b)  Business of Issuer.

     Since its inception, the Company has been engaged in the business of residential mortgage brokerage; concentrating its marketing efforts in the areas of refinance and second mortgage loans. To date, the Company has originated and sold loans, primarily, to national wholesale lenders. Although management has employed agents from time-to-time whose marketing efforts have been focused upon realtors, attorneys and other traditional sources of residential loans; the primary focus of the Company's marketing program has historically been refinance and second mortgage loans. Accordingly, the Company's principal business has historically been concentrated in the origination and processing of refinance and second mortgage loans.

     Commencing in 1994, residential interest rates began climbing over their historic lows in 1993. This phenomenon is believed by management to have contributed to the realization by the Company of a disappointing level of revenue during the approximate three-year period since the Company's inception. The Company has only nominal revenue currently. However, commencing in 1996, residential interest rates began falling and, since that time, have continued their downward movement. Although there is no assurance that interest rates will continue at their present level or decline to lower rates, there is a general prevailing opinion among economics experts that interest rates will not rise before the close of 1997, at the earliest.

     The Company's principals have experience in marketing residential refinance loans and intend to implement a strategy to explore new marketing efforts. Traditional marketing methods include newspaper advertising, direct mail and telemarketing, and the executive officers and directors of the Company have experience with these marketing methods. Over the past two years, the use of the "Internet" in the origination and closing of loans has increased dramatically. This development is due in part to the relaxation of traditional underwriting criteria which has facilitated the origination of refinance and second mortgage loans which previously relied on a slow and laborious process of acquiring underwriting information. The Company intends to explore the "Internet" marketing opportunities. In the event that the Company considers it advisable to proceed with its proposed marketing program, management will explore opportunities for raising additional capital via equity and/or debt financing to further fund its operations.

     Presently, the Company has only two employees, including its President and Secretary/Treasurer, who also serve as its loan officers. The Company's President and Secretary/Treasurer expect to devote such time and effort as may be necessary to participate in the day-to-day management of the Company. The Company has no plans to employ any individuals except its two executive officers on a part-time basis for the foreseeable future. Any needed administrative services are currently free-lanced to a secretarial service or a temporary secretary is employed. (See Item 6. "Executive Compensation.")


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations
------------------

     Since its inception on September 26, 1994, the Company has been engaged in the mortgage lending business. For the fiscal years ended December 31, 1995 and 1996, and the nine and one-half-month period ended September 15, 1997, the Company realized total revenue from operations in the amounts of $60,424, $32,038 and $425, respectively, and net income (loss) in the amounts of $(1,257), 989 and $(114), respectively. Management's plan of operation during the next twelve months is to initiate a modest advertising campaign to seek refinancing mortgage lending business. This advertising campaign will be conducted in the media deemed most advantageous based upon the market analysis described under Item 1 "Description of Business," (b) "Business of Isuer" hereinabove.

     The Company's business is substantially impacted by the ongoing fluctuation in mortgage interest rates. As indicated above, the Company experienced a decline in its mortgage refinance business during the period from 1994 to 1996 because of an increase in interest rates; thus resulting in a decline in the demand for residential mortgage loans. This historical fluctuation in mortgage business revenue -- increase when interest rates fall; decrease when interest rates rise -- is an expected aspect of the mortgage business. Additionally, general economic conditions have added impact upon the mortgage loan business. In order to accommodate anticipated fluctuations in the level of the Company's business activity caused by the above-described, among other, factors, management seeks to condition itself to downsize operations in time of decline and increase and expand during a rising market.

     The operation of the Company's mortgage brokerage business is not cash intensive. Its loan officers are compensated with modest salaries and commissions based upon performance (see Item 6. "Executive Compensation). Management believes that the Company's minimal level of business operations currently will be sufficient to sustain its operations. Management is prepared, however, to seek additional equity and/or debt financing, the availability of which could not be assured, in order to expand and increase the level of the Company's operations. This capital, if available, would be utilized for the immediate, up-front costs of employing additional loan officers and support staff for loan processing. At the present time, management is unable to predict the number of additional employees which may be needed in the event of an increase in its mortgage lending business in the future nor the costs associated with any such increase in personnel.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     At September 15, 1997, the Company had assets totaling $25,100 and $2,674 in liabilities. Since the Company's inception, it has received a total of $30,000 in cash paid as consideration for the issuance of shares of Common Stock.

     The Company has no potential capital resources.


Item 3. Description of Property.

     The Company maintains its executive offices at business offices located at 4155 East Jewell Avenue, Suite #909, Denver, Colorado 80222, leased by an entity affiliated with the Company. Its telephone number is (303) 691-6163. The Company has agreed, commencing August 1, 1997, to pay a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement; which arrangement is expected to be adequate to meet the Company's foreseeable future needs. The Company owns no real or personal property.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information as of September 25, 1997, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                              Shares
Name and Address of                        Beneficially           Percent
Beneficial Owner                              Owned              of Class
----------------                            ---------            --------

Gary G. Clark*                               706,000               4.67%
1530 South Eudora
Denver, Colorado  80222

David R. Reitsema*                           706,000               4.67%
4155 East Jewell Avenue, #909
Denver, Colorado  80222

All Executive Officers and Directors       1,412,000               9.34%
as a Group (two persons)

-------------------

     *Executive officer and member of the Board of Directors of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the names, ages and positions with the Company and business experience of the executive officers and directors of the Company.

Name                         Age         Position(s) with Company
----                         ---         ------------------------

Gary G. Clark*                56         President and Director

David R. Reitsema*            51         Secretary/Treasurer and Director

------------------

     *The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. It is anticipated that Messrs. Clark and Reitsema will devote such time and effort as may be necessary to participate in the day-to-day management of the affairs of the Company.

Family Relationships

     No family relationship exists between the executive officers and directors of the Company.

Business Experience

     Gary G. Clark has served as a director of the Company since November 29, 1994; as the Company's Secretary/Treasurer from November 29, 1994, through August 21, 1996; and as the President of the Company since August 21, 1996. Mr. Clark has been a mortgage loan officer and mortgage broker since 1991 and, in addition thereto, his prior business experience has included management in retail and wholesale sales, real estate sales, personnel training, customer service, inventory control and investment opportunities. He served as a director of Attache Holdings, Ltd., and Enfield Trading Corporation, two publicly-held corporations then having offices in Denver, Colorado, from April to July 1996. Mr. Clark also served as a director of Gulf & Orient Steamship Company, a public company formerly based in Denver, Colorado, from May 10, 1996, to June 27, 1996. He was employed by Hilliscot Group, Inc., Denver, Colorado, as a mortgage banker from November 1992 through November 1994. Mr. Clark was employed as the Sales Manager for InterLink Communications of Colorado from 1990 to September 1993. From 1977 to 1982, he was employed in the position of Regional Sales Manager in the Rocky Mountain region for Westinghouse Corporation. Mr. Clark served as the President and General Manager for Bragdon Appliance Company, a Denver,
Colorado-based retailer, from 1967 to 1977. He received a B.A. degree in business administration from the University of Colorado in 1964 and performed advanced studies at Notre Dame University from 1974 to 1977, Westinghouse Learning Foundation in 1976 and Jones Real Estate College in 1985.

        David R. Reitsema was the founder of the Company; served as a director of the Company from its inception on September 26, 1994 through August 21, 1996, when he resigned to pursue other business opportunities; and has served as a Company director since July 25, 1997. Additionally, he served as the Acting Secretary/Treasurer of the Company from September 28, 1994, through November 29, 1994, and as the Company's President from November 29, 1994, through August 21, 1996. Since July 25, 1997, Mr. Reitsema has served as the Secretary/Treasurer of the Company. Mr. Reitsema has served as the President and a director of EDR Financial, Inc., Denver, Colorado, a closely-held investment banking firm co-founded and co-owned by him, since May 1994. He has served, since September 1995, as the President of Corporate International, Ltd., Denver, Colorado, a



closely-held corporation which he co-owns that is engaged primarily in business consulting with firms involved in international transactions. From 1992 to 1994, Mr. Reitsema owned and operated Silverthorne Funding Corporation, a mortgage brokerage firm located in Denver, Colorado. He is an attorney who has been licensed to practice in the State of Colorado since 1973. Mr. Reitsema received a B.S. degree in 1968 from Calvin College, Grand Rapids, Michigan, and a J.D.
degree from the University of Denver College of Law in 1973.


Item 6. Executive Compensation.

                                                SUMMARY COMPENSATION TABLE

                                                                            Long Term Compensation
                             Annual Compensation                             Awards                Payouts
                        --------------------------------------------------------------------------------------
(a)               (b)         (c)          (d)          (e)            (f)           (g)             (h)            (i)
Name                                                   Other                      Securities
and                                                   Annual        Restricted      Under-                       All Other
Principal                                             Compen-         Stock         lying           LTIP          Compen-
Position        Year      Salary($)     Bonus($)     sation($)      Award(s)($)    SAR's(#)      Payouts($)      sation($)
--------------------------------------------------------------------------------------------------------------------------
Gary G.
Clark           1995           -            -       $ 17,352            -             -               -              -
President       1996           -            -       $  4,314            -             -               -              -

David R.
Reitsema
Secretary/      1995           -            -       $ 10,446            -             -               -              -
Treasurer       1996           -            -       $  1,750            -             -               -              -

Proposed Remuneration
---------------------

     Commencing September 1, 1997, executive officers of the Company receive a monthly salary in the amount of $250 plus commissions. Traditionally, mortgage loan officers receive a portion of the gross commissions which are generated by each respective loan officer. Since the President and Secretary/Treasurer of the Company are the Company's only loan officers, each individual will receive 50% of the gross commissions realized by the Company on loans attributable to the other individual's lending activities.


Item 7. Certain Relationships and Related Transactions.

     The Company maintains its executive offices at business offices leased by an affiliated entity located at 4155 East Jewell Avenue, Suite #909, Denver,
Colorado 80222. The Company has agreed to pay, commencing August 1, 1997, a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement. The Company believes that the terms of this arrangement are more favorable than those which could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, suburban area.

                                       6


Item 8. Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share (hereinafter referred to as the "Preferred Stock").

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite #2350, Denver, Colorado 80202.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a)  Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on September 28, 1994.

     (b)  Holders.

     As of September 25, 1997, the Company had thirty-one shareholders of record of its 15,112,000 issued and outstanding shares of Common Stock.

     (c)  Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3. Changes in and Disagreements with Accountants.

     There has been no change in the Company's independent accountant, Kish, Leake & Associates, P.C., 7901 East Belleview Avenue, Suite #220, Englewood, Colorado 80111, during the Company's two most recent fiscal years ended December 31, 1995 and 1996, the interim period ended September 15, 1997, and the period from September 15, 1997, through the date hereof.


Item 4. Recent Sales of Unregistered Securities.

     The Company, in March 1996, issued and sold an aggregate of 412,000 shares of Common Stock, at the rate of $.01 per share, to a Company shareholder in satisfaction of the Company's indebtedness in the amount of $4,120 to said shareholder for previous cash advances to the Company. The Company claimed the exemptions from registration in connection with the transaction provided under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act"). The Company relied upon the fact that the issuance of the shares in satisfaction of the indebtedness did not constitute a public offering, to make the exemptions available.

     In August 1997, the Company issued and sold a total of 13,700,000 shares of Common Stock to thirty-one residents of the State of Colorado in consideration for the sum of $27,400 in cash ($.002 per share). In connection with the sales, the Company relied upon the exemptions from registration provided under Section 4(2) of the Act and Section 11-51 308(1)(p) of the Colorado Act. The Company relied upon the fact that the sales of the shares of Common Stock by the Company did not constitute a public offering, to make the exemptions available.

     During the period from August 1 through September 10, 1997, the Company issued and sold an aggregate of 26 units, each unit consisting of 50,000 shares of Common Stock (an aggregate of 1,300,000 shares), to Colorado residents and non-resident foreign nationals for cash consideration totaling $2,600 ($100 per unit or $.002 per share). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act. The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities;
(iii) no general soliciation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


Item 5. Indemnification of Directors and Officers.

     Article XIII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnified may be entitled under these Articles of Incorporation, and the Bylaws, agreement, vote of the shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

                                    PART F/S

     The Financial Statements of Applied Capital Funding, Inc., required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1. Index to Exhibits.

Item
Number                            Description
------         -----------------------------------------------------------------

 2.1* Articles of Incorporation of Applied Capital Funding, Inc., filed September 26, 1997.

 2.2*          Bylaws of Applied Capital Funding, Inc.

------------------

     *Filed herewith.


Item 2. Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   APPLIED CAPITAL FUNDING, INC.
                                  (Registrant)




Date:   September 26, 1997         By: /s/  Gary G. Clark
                                      ------------------------------------------
                                      Gary G. Clark, President

                          APPLIED CAPITAL FUNDING, INC.


                              FINANCIAL STATEMENTS

                                      with

                          Independent Auditors' Report

                 For the Years Ended December 31, 1996 and 1995
            and the Unaudited Interim Period Ended September 15, 1997

                          APPLIED CAPITAL FUNDING, INC.


                                TABLE OF CONTENTS

                                                                Page
                                                                ----

     Independent Auditors' Report                                 1

     Financial Statements

          Balance Sheet                                           2

          Statement of Operations                                 3

          Statement of Cash Flows                                 4

          Statement of Shareholder's Equity                       5

          Notes to the Financial Statements                      6-8

                          Independent Auditor's Report


We have audited the accompanying balance sheet of Applied Capital Funding, Inc., at December 31, 1996, and the related statement of operations, shareholders' equity, and cash flows for the year ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Capital funding, Inc. at December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has a lack of sufficient working capital to operate as of December 31, 1996. This raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
July 28, 1997

Applied Capital Funding, Inc.
Balance Sheet
--------------------------------------------------------------------------------

                                                  Unaudited   Audited
                                                  September  December
                                        NOTES     15, 1997   31, 1996
                                        -----     --------   --------

ASSETS

Current Assets - Cash                              $24,172    $     9

Long-Term Assets - Deferred Tax Asset     1            928        900
                                                   -------    -------

TOTAL ASSETS                                       $25,100    $   909
                                                   =======    =======


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable                                   $ 2,500    $     0
Other Accrued Expenses                                 174        269
                                                   -------    -------

TOTAL LIABILITIES                                    2,674        269
                                                   -------    -------

SHAREHOLDERS' EQUITY                    1,2,6

Preferred Stock, No Par Value,
 Non Voting, Authorized 5,000,000 shares;
 Issued And Outstanding -0- Shares                       0          0

Common Stock, No Par Value
 Authorized 50,000,000 shares; Issued And
 Outstanding At September 15, 1997 (Unaudited)
15,112,000 Shares At December 31, 1996
1.412,000 Shares                                    26,120      4,220

Retained (Deficit)                                  (3,694)    (3,580)
                                                   -------    -------

TOTAL SHAREHOLDERS' EQUITY                          22,426        640
                                                   -------    -------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                               $25,100    $   909
                                                   =======    =======







   The Accompanying Notes Are An Integral Part Of These Financial Statements.



Applied Capital Funding, Inc.
Statement Of Operations
-----------------------------------------------------------------------------------


                                       Unaudited
                                      9 1/2 Months
                                         Ended        Year Ended        Year Ended
                                       September        December         December
                              Notes     15, 1997        31, 1996         31, 1995
                              -----     --------        --------         --------

Income:

Loan Fees                              $        425    $     23,363    $     60,424
Other Revenue                                     0           8,675               0
                                      ------------    ------------    -------------

Total Revenue                                   425          32,038          60,424
                                       ------------    ------------    -------------

Operating Expenses:

Advertising                                       0           2,767           6,451
Appraisals, Credit Reports & Closing             56           4,603          14,728
Bank Charges                                     64              94             123
Contract Labor                                    0               0           2,803
Office                                          239           1,505           3,363
Rent                                              0               0           1,395
Salaries                                          0          19,473          27,819
Telephone                                       208             103               5
Taxes - Payroll                                   0           2,287           3,149
Travel                                            0              25           2,113

Total Expenses                                  567          30,857          61,949
                                       ------------    ------------    -------------

Net Income (Loss) Before Taxes                 (142)          1,181          (1,525)

Income Tax (Benefit) Expense                    (28)            192            (268)
                                       ------------    ------------    -------------

Net Income (Loss)                              (114)            989          (1,257)

Net (Loss) Per Common Share      1      ($     0.00)   $       0.00    ($      0.00)
                                       ============    ============    =============

Common Shares Outstanding        2       15,112,000       1,412,000        1,000,000
                                       ============    ============    =============













      The Accompanying Notes Are An Integral Part Of These Financial Statements.



Applied Capital Funding, Inc.
Statement Of Cash Flow
--------------------------------------------------------------------------------

                                             Unaudited
                                            9 1/2 Months
                                                Ended     Year Ended  Year Ended
                                              September    December    December
                                       Notes   15, 1997    31, 1996    31, 1995
                                       -----   --------    --------    --------

Net Profit (Loss)                             ($    114)   $     989   ($ 1,257)
                                              --------    ---------    --------
Plus Items Not Affecting Cash Flow:                  0            0           0

(Increase) Decrease In Deferred Tax a              (28)         192        (268)
Increase (Decrease) In Accounts Payab            2,500       (1,712)      1,712
Increase (Decrease) In Accrued Expens              (95)          88         181
                                              --------    ---------    --------

Net Cash Flows From Operations                   2,263         (443)        368
                                              --------    ---------    --------

Cash Flows From Investing Activities:

                                                     0            0           0

Net Cash Flows From Investing:                       0            0           0

Cash Flows From Financing Activities:

Common Stock Issued For Cash                    27,400            0           0
Deferred Offering Costs                         (5,500)           0           0

Net Cash Flows From Financing:                  21,900            0           0
                                              --------    ---------    --------


Net Increase (Decrease) In Cash                 24,163         (443)        368
Cash At Beginning Of Period                          9          452          84
                                              --------    ---------    --------

Cash At End Of Period                         $ 24,172    $       9    $    452
                                              ========    =========    ========



Summary Of Non-Cash Investing And Financing
 Activities:
Common Stock Issued For Money Advanced        $      0    $ 412,000    $      0
                                              ========    =========    ========











   The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                       -4-




Applied Capital Funding, Inc.
Statement Of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------
                                      Number Of     Number Of                             Retained
                                       Shares        Shares      Preferred   Common       Earnings
                              NOTES   Preferred      Common        Stock      Stock       (Deficit)      Total
                              -----  ----------    ----------   ----------  ----------   ----------   ----------
Balance At December 31, 1994   2,6            0     1,000,000           $0        $100      ($3,312)     ($3,212)

Net (Loss)                                                                                   (1,257)      (1,257)
                                     ----------    ----------   ----------  ----------   ----------   ----------
Balance At December 31, 1995                  0     1,000,000            0         100       (4,569)      (4,469)
                                                                                                      ----------
March, 1996 issued
 412,000 Shares Of No Par Value
 Common Stock For Advances
 Previously Made By Shareholder               0       412,000            0       4,120                     4,120


Net Profit                                                                                      989          989
                                     ----------    ----------   ----------  ----------   ----------   ----------
Balance At December 31, 1996                  0     1,412,000            0       4,220       (3,580)         640

August 1997 Issued 13,700,000
 Shares Of No Par Value Common
 Stock For Cash At  $.002 Per Share                13,700,000                   27,400                    27,400

Deferred Offering Costs                                                         (5,500)                   (5,500)

Unaudited Net (Loss)                                                                           (114)        (114)
                                     ----------    ----------   ----------  ----------   ----------   ----------

Unaudited Balance At September 15, 19         0    15,112,000           $0     $26,120      ($3,694)     $22,426
                                     ==========    ==========   ==========  ==========   ==========   ==========







                     The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                                       -5-

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1996 and 1995
-----------------------------

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------
Organization:
-------------

On September 26, 1994, Applied Capital Funding, Inc. ("the Company") was incorporated under the laws of Colorado, to engage in the business of originating residential mortgage loans. The Company may also engage in any business which is permitted by the Colorado Business Corporation Act, as designated by the board of directors of the Company.


Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended December 31, 1996 and 1995 was $-0-.

Net (Loss) Per Common Share:

The net income  (loss) per common  share is computed by dividing  the net income
(loss) for the period by the weighted average number of shares outstanding at December 31, 1996 and 1995.

Use Of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Capital Stock
----------------------

Common Stock:

The Company initially authorized 50,000,000 shares of no par value common stock and issued 1,000,000. In March 1996, a shareholder that had previously advanced the Company money chose to issue an additional 412,000 shares in exchange for the $4,120 that was owed.

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1996 and 1995
-----------------------------

Note 2 - Capital Stock (Continued)
----------------------------------

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock. No stock has been issued.

The Company has declared no dividends through December 31, 1996.

Note 3 - Income Taxes
---------------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

The Company has a net operating loss carryforward for tax purposes of $ $4,196 at December 31, 1996. These carryforwards, which management expects to be fully utilized, will expire in 2010.

The components of the deferred income tax asset arising under FASB Statement No. 109 and recognized in the accompanying balance sheet are as follows:

          Deferred Tax Asset                 $900
          Valuation Allowance                 -0-
                                             ----
                                             $900
                                             ====

The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                    Temporary Differences    Tax Effect
                                    ---------------------    ----------
        Accrued Expenses                    $  306              $ 61
        Net operating loss carryforward      4,196               839
                                            ------              ----
                                            $4,502              $900
                                            ======              ====

Applied Capital Funding, Inc.
Notes To The Financial Statements
At December 31, 1996 and 1995
-----------------------------

Note 4 - Related Party Events
-----------------------------

The Company presently maintains its principal offices at an address provided by a related party. The office is located at 4155 E Jewell Ave - Suite 909, Denver, Colorado 80222. Commencing August 1, 1997 the Company will pay a minimum of $100 per month in rent on a month to month basis.

Note 5 - Basis Of Presentation
------------------------------

In the course of its activities, the Company has sustained continuing losses and expects such losses to continue in the foreseeable future. The Company plans to continue financing its operations with stock sales and in the longer term, revenues from its operations. The Company's ability to continue as a going concern is dependent upon the successful completion of its offering of common stock, additional financing and, ultimately, upon achieving profitable operations.

Note 6 - Subsequent Events
--------------------------

The Company offered for sale up to 250 units (the "Units") at $100.00 per Unit, or $.002 per share, based on a best efforts basis to Colorado residents and non-United States citizens only. Each Unit is comprised of 50,000 shares of no par value common stock. The minimum purchase is 1 Unit for a total offering of 12,500,000 shares of no par value common stock or $25,000. The shares of common stock contained in the Units are to be issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 11-51-308(l)(p) of the Colorado Securities Act.

In August the Company sold 13,700,000 shares of its stock for $27,400 in cash. The Company incurred deferred offering expenses of $5,500 comprised of legal and accounting fees. These expenses are deducted from the proceeds. If the offering was unsuccessful then these expenses would have been deducted.

The Company may file a registration statement at the completion of the offering, to become a reporting company under the Securities and Exchange Act of 1934.

Note 7 - Unaudited Interim Financial Information
------------------------------------------------

The information furnished herein was taken from the books and records of the Company without audit. The Company believes, however, that it has made all adjustments necessary to reflect properly the results of operations for the interim period ended September 15, 1997. The adjustments consist only of normal reoccurring accruals. The results of operations for the interim period ended September 15, 1997 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 1997.